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                              November 8, 2023

       William J. Betz
       Chief Financial Officer
       NXP Semiconductors N.V.
       60 High Tech Campus
       Eindhoven, Netherlands 5656 AG

                                                        Re: NXP Semiconductors
N.V.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K Filed July
25, 2023
                                                            File No. 001-34841

       Dear William J. Betz:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 33

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each change
contributed to the overall change in that line item. As an example, we note that you
attribute the change in gross profit on page 36 to a number of partially offsetting factors. See
Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
       Form 8-K Filed July 25, 2023

       Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited), page 8

   2. Your presentation in this table gives the appearance of a full non-GAAP income statement. Please note
that the presentation of a full non-GAAP income statement, or a presentation that gives
the appearance of one, may place undue prominence on the non-
 William J. Betz
NXP Semiconductors N.V.
November 8, 2023
Page 2
         GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings.
         Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameWilliam J. Betz                            Sincerely,
Comapany NameNXP Semiconductors N.V.
                                                             Division of
Corporation Finance
November 8, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName